UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

Reeves Telecom Limited Partnership

(Name of Subject Company (Issuer))

Reeves Telecom Acquisition Corp.

(Name of Filing Person (Offeror))

Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John S. Grace, President
Reeves Telecom Acquisition Corp.
55 Brookville Road, Glen Head, NY 11545
(516) 686-2211

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee*

Transaction Valuation	Amount of Filing Fee

* Pre-commencement communications pursuant to Rule 14d-2(b). Pursuant to General Instruction D of Schedule TO, no filing fee is required.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the proposed offer by Reeves Telecom Acquisition Corp. (the “Offeror”) to purchase all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”), at a price of $1.50 per Unit, net to the seller in cash, without interest. The tender offer will be made upon and subject to the terms and conditions set forth in an Offer to Purchase and the related Letter of Transmittal which will be filed in an amendment to this Schedule TO. This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The President and sole shareholder of the Offeror is John S. Grace. The general partner of the Partnership is Grace Property Management, Inc., the shares of which are held in trust for the benefit of Mr. Grace. Therefore, the Offeror may be deemed to be an “affiliate,” as that term is defined in Rule 12b-2 under the Exchange Act, of the Partnership and the general partner of the Partnership.

ITEM 1. SUMMARY TERM SHEET.

Not applicable pursuant to General Instruction D.

ITEM 2. SUBJECT COMPANY INFORMATION.

Not applicable pursuant to General Instruction D.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Not applicable pursuant to General Instruction D.

ITEM 4. TERMS OF THE TRANSACTION.

Not applicable pursuant to General Instruction D.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Not applicable pursuant to General Instruction D.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

Not applicable pursuant to General Instruction D.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable pursuant to General Instruction D.

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ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Not applicable pursuant to General Instruction D.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable pursuant to General Instruction D.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable pursuant to General Instruction D.

ITEM 11. ADDITIONAL INFORMATION.

Not applicable pursuant to General Instruction D.

ITEM 12. EXHIBITS.

(a)(1)	Press Release dated June 9, 2006

(a)(2)	Letter to Unit holders of Reeves Telecom Limited Partnership and attachments dated June 9, 2006.

ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13e-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2006	Reeves Telecom Acquisition Corp.

	By:	/S/ JOHN S. GRACE
John S. Grace
Title

THIS SCHEDULE TO IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL LIMITED PARTNERSHIP UNITS OF REEVES TELECOM LIMITED PARTNERSHIP. AT THE TIME THE TENDER OFFER IS COMMENCED, REEVES TELECOM ACQUISITION CORP. WILL FILE A TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND REEVES TELECOM LIMITED PARTNERSHIP WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER THAT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL UNITHOLDERS OF REEVES TELECOM LIMITED PARTNERSHIP AT NO EXPENSE TO THEM AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

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